SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 9, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated September 9, 2009, the Company reported, that on September 8, 2009, successfully concluded the placement period for the First Series, Class I and Class II Notes (the “First Series Notes”) for a global amount of Ps. 50.000.000 under its Global Note Program for a principal amount up to U$S 50.000.000.

The Company received offers for the equivalent of Ps. $112,925,280, for a Ps. 50,00,000 issuance, which implies an oversubscription of 2.25 times the offering amount.

The Class I Notes are due as of 270 days from its issuance date, and were issued for an aggregate nominal amount of Ps. 15,500,000, at an issue price of 100 per cent of the aggregate nominal amount and at a Badlar Privada Rate plus 3% per annum, payable by quarter.

The Class II Notes are due as of 365 days from its issuance date, and were issued for an aggregate nominal amount of U$S 8,967,328, at an issue price of 100 per cent of the aggregate nominal amount and at a 7,20 % fixed rate per annum, payable by quarter. The Notes are due on September 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 10, 2009.